UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

LESAKA Technologies Inc

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

64107N206

(CUSIP Number)

Mr. Farid Fezoua, Director

Disruptive Technologies,

Services and Funds Department

International Finance Corporation

2121 Pennsylvania Avenue, Washington, D.C. 20433

Phone no. (202) 522-3743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December , 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS. International Finance Corporation (“IFC”)**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION International Organization Established by Agreement of Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,271,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,271,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,271,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**

IFC is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS. IFC African, Latin American and Caribbean Fund, LP (“ALAC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,781,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,781,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS. IFC African, Latin American and Caribbean Fund (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,781,615
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,781,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,781,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS. IFC Financial Institutions Growth Fund, LP (“FIG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 64107N206	13D

1	NAME OF REPORTING PERSONS. IFC FIG Fund (GP), LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,302,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,302,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in Net 1 UEPS Technologies, Inc. (the “Issuer”). This amendment supplements the Schedule 13D as previously filed on June 1, 2016, as amended by Amendment No. 2 filed August 19, 2022 and Amendment No. 1 filed on May 29, 2020 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

International Finance Corporation (“IFC”) acquired 1,004,623 shares of Common Stock of the Issuer as a result of the Issuer’s acquisition of Adumo (RF) Proprietary Limited and its subsdiaries (the “Adumo Group”).

IFC Financial Institutions Growth Fund, LP (“FIG”) acquired 984,539 shares of Common Stock of the Issuer as a result of the Issuer’s acquisition of the Adumo Group. .

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

We incorporate by reference Item 5(c) below.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

a)

The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 78,018,643 shares outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

Item 5(c) is hereby amended as follows:

(c)

On October 2, 2024, as consideration for the sale of the Adumo Group, in which IFC is an indirect shareholder, to an affiliate of the Issuer, IFC received 1,004,623 shares of Common Stock of the Issuer valued at the October 1, 2024 closing price of the Issuer’s shares of Common Stock on the Johannesburg Stock Exchange of $4.79 per share (using the October 1, 2024 closing exchange rate of $1 = ZAR 17.34).

On October 2, 2024, as consideration for the sale of the Adumo Group, in which FIG is an indirect shareholder, to an affiliate of the Issuer, FIG received 984,539 shares of Common Stock of the Issuer valued at the October 1, 2024 closing price of the Issuer’s shares of Common Stock on the Johannesburg Stock Exchange of $4.79 per share (using the October 1, 2024 closing exchange rate of $1 = ZAR 17.34).

Name of Reporting Person	Purchase Date	Number of Shares Purchased	Purchase Price
International Finance Corporation	10/01/2024	1,004,623	$4,812,922.70
IFC Financial Institutions Growth Fund, LP	10/01/2024	984,539	$4,716,704.77

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2024
International Finance Corporation

	By:	/s/ Andi Dervishi
Name: Andi Dervishi
Title: Head, Global Fintech Investments

IFC African, Latin America and Caribbean Fund, LP
By: IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, a department of IFC, its designated member

	By:	/s/ Selena Baxa
Name: Selena Baxa
Title: Fund Head

IFC African, Latin America and Caribbean Fund (GP) LLC
By: IFC Asset Management Company, a department of IFC, its designated member

	By:	/s/ Selena Baxa
Name: Selena Baxa
Title: Fund Head

IFC Financial Institutions Growth Fund, LP
By: IFC FIG (GP), LLP
By: IFC Asset Management Company, a department of IFC, its designated member

	By:	/s/ Jun Nitta
Name: Jun Nitta
Title: Fund Head

IFC FIG (GP), LLP
By: IFC Asset Management Company, a department of IFC, its designated member

	By:	/s/ Jun Nitta
Name: Jun Nitta
Title: Fund Head

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).